Exhibit 99.1

Aeterna Zentaris
First Quarter 2013

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Highlights
AEZS-108 (Doxorubicin Peptide Conjugate)

▪
First patient treated for Phase 2 trial in triple-negative breast cancer. Alberto J. Montero, MD, Assistant Professor, Department of Medicine, Division of Hematology/Oncology, Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine, is the lead investigator of this trial which also includes sites at the Universities of Regensburg and Goettingen in Germany.

▪
Subsequent to quarter-end, a co-development and profit sharing agreement was signed with Ergomed Clinical Research Ltd. ("Ergomed") as the contract clinical development organization for the upcoming Phase 3 trial for AEZS–108 in endometrial cancer. Under the terms of the agreement, Ergomed will assume 30% (up to $10 million) of the clinical and regulatory costs for this trial, which are estimated at approximately $30 million over the course of the study. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by us for AEZS-108 in this indication, up to a specified maximum amount. This is an open-label, randomized, multicenter trial to be conducted in North America, Europe, Israel and other countries under a Special Protocol Assessment ("SPA"). The trial will compare AEZS-108 with doxorubicin as second line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median Overall Survival ("OS").

AEZS-130 (Oral Ghrelin Agonist)

▪
Ongoing preparation of a New Drug Application ("NDA") submission to the U.S. Food and Drug Administration ("FDA") for AEZS‑130 as an oral diagnostic test for Adult Growth Hormone Deficiency ("AGHD"). Phase 3 data have demonstrated that the compound has the potential to become the first orally-approved diagnostic test for AGHD, with accuracy comparable to available testing procedures.

Perifosine (Oral AKT Inhibitor)

▪
Phase 3 trial in multiple myeloma was discontinued after an interim analysis by an independent Data Safety Monitoring Board ("DSMB") reported that it was highly unlikely the study would achieve a significant difference in its primary endpoint, progression-free survival. We will not make any further investment in the development of perifosine. Should our partners decide to continue its development, we will provide them with perifosine in return for a service fee.

Corporate Developments
Appointment of New President and CEO

▪
Subsequent to quarter-end, David A. Dodd was appointed President and Chief Executive Officer of the Company. Mr. Dodd was also appointed to our Board of Directors. Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. Before joining our Company, he was President, CEO and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. During his six-year tenure as President, CEO and Director of Serologicals Corporation, the market value of that company increased from $85 million to an all-cash sale to Millipore Corporation for $1.5 billion. That successful transformation followed his five-year term as President and CEO of Solvay Pharmaceuticals, Inc. and as Chairman of its subsidiary Unimed Pharmaceuticals, Inc. Mr. Dodd also held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb, and Abbott Laboratories. Mr. Dodd holds a Master's degree from Georgia State University, and completed the Harvard Business School of Advanced Management Program.

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Aeterna Zentaris
First Quarter MD&A - 2013

Cetrotide® Manufacturing Rights

▪
In April 2013, the Group entered into binding agreements with various partners and licensees with respect to the manufacturing rights and obligations for Cetrotide®, currently marketed for in vitro fertilization. The principal effect of such agreements is to transfer the manufacturing rights and to grant a manufacturing license for Cetrotide® to a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono"), in all jurisdictions (the "Cetrotide® Transactions"). The Cetrotide® Transactions are expected to be completed on or about October 1, 2013, at which time Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS GmbH ("AEZS Germany"), would receive a one-time payment of €2.5 million, or approximately $3.2 million, as well as certain other payments related to current assets and equipment to be transfered. In addition, AEZS Germany and Zentaris IVF GmbH also entered into a transitional services agreement with Merck Serono under which we will, during a 36-month period, provide various transition services to assist Merck Serono in assuming responsibility for the manufacturing of Cetrotide® in consideration for the payment of a monthly fee to Zentaris IVF GmbH throughout such period. We had previously monetized the royalty stream related to Cetrotide® in November 2008 in a transaction with HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.). We are evaluating the impact that the Cetrotide® Transactions may have on our consolidated financial statements including the determination as to whether or not the presentation on a gross basis in the statement of comprehensive income (loss) of revenues and cost of sales with respect to Cetrotide® remains appropriate.

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month period ended March 31, 2013. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's unaudited interim condensed consolidated financial statements as at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (the "interim consolidated financial statements").
All amounts in this MD&A are presented in U.S. dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information for periods preceding October 2, 2012 have been adjusted, including proportionate adjustments being made to each stock option and share purchase warrant exercise price, to reflect and give effect to the Company's six-to-one share consolidation effected on such date.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assuming", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".
Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the European Medicines Agency ("EMA"), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

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Aeterna Zentaris
First Quarter MD&A - 2013

About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&A, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Company Overview
Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. We also benefit from agreements and arrangements with strategic collaborators and licensee partners, which contribute to the development of our pipeline of product candidates and in the establishment of commercial activities in specific territories.
Over the years, the Company has incurred recurring operating losses, having invested significantly in our R&D activities, as well as supporting our general and administrative expenses. We have financed our operations through different sources including the issuance of common shares and warrants, the conclusion of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur operating losses and may require significant capital to fulfill our future obligations. See the capital disclosures and the liquidity risk sections below.
In oncology, we are in the initiation process of a Phase 3 study under a Special Protocol Assessment ("SPA") with AEZS-108, a doxorubicin Luteinizing Hormone Releasing Hormone ("LHRH")-targeted conjugate compound, in endometrial cancer, for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing Phase 2 trials with AEZS-108 in triple-negative breast cancer, refractory bladder cancer and castration- and taxane-resistant prostate cancer.
Our oncology pipeline also encompasses other earlier-stage programs, including AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition), which has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted anticancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors, including AEZS-129, AEZS‑134 and AEZS-136, are currently in preclinical development.
In endocrinology, we are preparing the submission of an NDA in the United States ("U.S.") for the registration of AEZS-130, an oral ghrelin agonist, as a diagnostic test for AGHD. A Phase 3 trial under an SPA with the FDA has been completed in this indication. Furthermore, AEZS-130 is in a Phase 2A trial for the treatment of cancer-induced cachexia.

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Aeterna Zentaris
First Quarter MD&A - 2013

Key Developments for the Three Months Ended March 31, 2013
Pipeline Table

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
~120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129, 134 and 136 PI3K/Erk inhibitors(oncology) AEZS-137 (disorazol Z) (oncology) AEZS-125 (LHRH- disorazol Z) (oncology)	AEZS-112 (oncology)
AEZS-108
•  Triple-negative breast cancer
•  Ovarian cancer
•  Castration- and taxane-resistant prostate cancer
•  Refractory bladder cancer
Ozarelix
•  Prostate cancer
AEZS-130
•  Therapeutic in cancer cachexia
Perifosine
(Phase 1/2)
•  Neuroblastoma
•  Glioma
•  Pediatric solid tumors
				AEZS-108 • Endometrial cancer (not yet recruiting) AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)

Licensee Partners and Territories by Product
Cetrotide®:
Merck Serono, World (except Japan) – Nippon Kayaku/Shionogi, Japan
Ozarelix:
Spectrum Pharmaceuticals, World (ex-Japan, Korea and other Asian countries) – Handok Pharmaceuticals, Korea and other Asian countries for BPH indication – Nippon Kayaku, Japan for oncology indications
Perifosine:
Yakult Honsha, Japan – Handok Pharmaceuticals, Korea – Hikma Pharmaceuticals, Middle East/North Africa

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Aeterna Zentaris
First Quarter MD&A - 2013

Interim Consolidated Statements of Comprehensive Income (Loss) Information

(Unaudited)	Three months ended March 31,
(in thousands, except share and per share data)	2013	2012
	$	$
Revenues
Sales and royalties	10,209	8,308
License fees and other	6,390	1,202
	16,599	9,510
Operating expenses
Cost of sales	8,684	7,513
Research and development costs, net of refundable tax credits and grants	4,401	5,572
Selling, general and administrative expenses	3,794	3,213
	16,879	16,298
Loss from operations	(280)	(6,788)
Finance income	2,166	76
Finance costs	—	(4,739)
Net finance income (costs)	2,166	(4,663)
Income (loss) before income taxes	1,886	(11,451)
Income tax expense	—	—
Net income (loss)	1,886	(11,451)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	240	(255)
Comprehensive income (loss)	2,126	(11,706)
Net income (loss) per share
Basic	0.07	(0.65)
Diluted	0.07	(0.65)
Weighted average number of shares outstanding
Basic	25,329,288	17,669,474
Diluted	25,330,128	17,669,474

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Aeterna Zentaris
First Quarter MD&A - 2013

Revenues
Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from Active Pharmaceutical Ingredients ("API"). Royalties are derived indirectly from ARES Trading S.A.'s ("Merck Serono") net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. ("Cowen") of the underlying future royalty stream.
License fees include periodic milestone payments, research and development ("R&D") contract fees and the amortization of upfront payments received from our licensing partners.
Sales and royalties were $10.2 million for the three-month period ended March 31, 2013, compared to $8.3 million for the same period in 2012. The increase is largely attributable to comparative higher deliveries of Cetrotide® to certain customers.
As mentioned above, we are evaluating the impact that the Cetrotide® Transactions may have on our consolidated financial statements including the determination as to whether or not the presentation on a gross basis in the statement of comprehensive income (loss) of revenues with respect to Cetrotide® remains appropriate.
License fees and other revenues were $6.4 million for the three-month period ended March 31, 2013, as compared to $1.2 million for the same period in 2012. The significant increase is predominantly due to the recognition of unamortized deferred revenues related to upfront payments received from our licensee partners in connection with perifosine, following our decision to discontinue our Phase 3 trials of perifosine.
Operating Expenses
Cost of sales was $8.7 million for the three-month period ended March 31, 2013, as compared to $7.5 million for the same period in 2012. This increase is largely attributable to the increase in sales of Cetrotide®, as discussed above. Additionally, cost of sales as a percentage of sales and royalties decreased to approximately 85%, as compared to 90% in the first quarter of 2012, due to a comparative increase of lot sizes delivered that have a lower production cost by unit.
As mentioned above, due to the Cetrotide® Transactions, we are evaluating whether or not the presentation on a gross basis in the statement of comprehensive income (loss) of cost of sales with respect to Cetrotide® remains appropriate.
R&D costs, net of refundable tax credits and grants, were $4.4 million for the three-month period ended March 31, 2013, compared to $5.6 million for the same period in 2012.
The decrease is attributable to lower employee compensation and benefit costs due to continued cost-saving measures resulting in a lower number of employees. The decrease is also related to comparative lower third-party costs associated with the development of most of our products, as described below.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended March 31,
(in thousands)	2013	2012
	$	$
Employee compensation and benefits	2,199	2,300
Third-party costs	1,325	2,229
Facilities rent and maintenance	417	418
Other costs*	549	680
R&D tax credits and grants	(89)	(55)
	4,401	5,572
 _________________________
*    Includes depreciation and amortization charges.

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First Quarter MD&A - 2013

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended March 31, 2013 and 2012.

(in thousands, except percentages)		Three months ended March 31,
Product	Status	2013		2012
		$	%	$	%
Perifosine	Discontinued	447	33.7	696	31.2
AEZS-108	Phases 2 and 3	439	33.1	884	39.7
AEZS-130	Phases 2 and 3	40	3	—	—
PI3K/Erk inhibitors	Preclinical	192	14.5	377	16.9
Other	Preclinical	207	15.7	272	12.2
		1,325	100.0	2,229	100.0
Excluding the impact of foreign exchange rate fluctuations and despite the discontinuance of the perifosine development, we expect net R&D costs to increase in the second quarter of 2013, compared to the first quarter of 2013, due to the advancement of AEZS‑108 in different Phase 2 and 3 studies. Overall, excluding the impact of unforeseen foreign exchange rate fluctuations, we continue to expect that we will incur net R&D costs of between $21 million and $23 million for the full year 2013, particularly given our primary focus on developing AEZS‑108 and certain earlier-stage compounds.
Selling, general and administrative ("SG&A") expenses were $3.8 million for the three-month period ended March 31, 2013, as compared to $3.2 million for the same period in 2012.
We expect SG&A expenses to increase in the second quarter of 2013, as compared to the first quarter of 2013, predominantly as a result of the termination benefits granted to our former CEO and to the related non-cash share-based compensation costs that we expect to recognize.
Net finance income (costs) are comprised predominantly of the change in fair value of warrant liability and the net gains (losses) due to changes in foreign currency exchange rates. For the three-month period ended March 31, 2013, net finance income (costs) totalled $2.2 million, as compared to $(4.7) million for the same period in 2012, as presented below.

(in thousands)	Three months ended March 31,
	2013	2012
	$	$
Finance income
Change in fair value of warrant liability	1,757	—
Net gains due to changes in foreign currency exchange rates	362	—
Interest income	47	76
	2,166	76
Finance costs
Change in fair value of warrant liability	—	(4,037)
Net losses due to changes in foreign currency exchange rates	—	(702)
	—	(4,739)
	2,166	(4,663)
The significant fluctuation in net finance income (costs), as compared to the same periods in 2012, is mainly due to the change in fair value of our warrant liability. That change results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the closing price of our common shares, which, on NASDAQ,

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First Quarter MD&A - 2013

has fluctuated from $9.24 to $12.84 for the three-month period ended on March 31, 2012 and from $2.38 to $1.88 for the period ended March 31, 2013. The fluctuation in net finance income (costs) is also related to gains or (losses) due to changes in foreign currency exchange rates, which are mainly related to the period-over-period strength or (weakness) of the euro against the U.S. dollars, as presented below.

	Three months ended March 31,
	2013	2012
Euro to US$ average conversion rate	1.3203	1.3115
Net income (loss) for the three-month period ended March 31, 2013 was $1.9 million or $0.07 per basic and diluted share, compared to $(11.5) million or $(0.65) per basic share and diluted share for the same period in 2012. The significant increase in net income for the three-month period ended March 31, 2013, as compared to the same period in 2012, is due largely to the significant increases in license fees revenues (non-cash) and in net finance income (non-cash), as well as to lower net R&D costs, partly compensated by higher SG&A.
Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Quarters ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	$	$	$	$
Revenues	16,599	9,545	7,139	7,471
Loss from operations	(280)	(6,936)	(5,680)	(7,600)
Net income (loss)	1,886	(6,947)	(6,554)	4,540
Net income (loss) per share
Basic	0.07	(0.29)	(0.35)	0.25
Diluted	0.07	(0.29)	(0.35)	0.25

	Quarters ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	$	$	$	$
Revenues	9,510	12,627	9,514	6,523
Loss from operations	(6,788)	(8,688)	(8,244)	(7,971)
Net income (loss)	(11,451)	(7,519)	1,078	(10,569)
Net income (loss) per share
Basic	(0.65)	(0.44)	0.07	(0.70)
Diluted	(0.65)	(0.44)	0.06	(0.70)

First quarter revenues of 2013 and second quarter revenues of 2012 increased, when compared quarter-over-quarter to each of the corresponding periods in 2013-2012 vs. 2012-2011, in part due to higher deliveries of Cetrotide® to Merck Serono, partly offset by the weakening of the euro against the U.S. dollar for the second quarter of 2012. For the first quarter of 2013, the increase is also predominantly due to the recognition of approximately $6.1 million in deferred revenues related to licensing agreements after the development of perifosine was discontinued.

Third quarter revenues of 2012 and fourth quarter revenues of 2012 decreased when compared quarter-over-quarter to each of the corresponding periods in 2013-2012 vs. 2012-2011. The decreases are largely attributable to comparative lower deliveries

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of Cetrotide® to certain customers in the third quarter of 2012, to a decrease in license fee revenues from a partner in the fourth quarter of 2012 and to the relative weakening of the euro against the U.S. dollar.

In the last eight quarters, net income (loss) has been impacted by revenues, as mentioned above, by the comparative level of net R&D costs in connection with the development of perifosine, AEZS‑108, AEZS‑130 and certain earlier stage compounds. Net R&D costs decreased when compared quarter-over-quarter for each of the corresponding periods in 2013-2012 vs. 2012-2011. The quarter-over-quarter periods net income (loss) were also impacted by the recognition of impairment losses in the third and fourth quarters of 2011, as well as in the fourth quarter of 2012, by the initiation of prelaunch and marketing efforts related to the potential commercialization of perifosine in Europe in the third and fourth quarters of 2011, by a gain on our short-term investment recorded during the second and third quarters of 2011, by foreign exchange gains or losses and changes in fair value of our warrant liability, as well as by an income tax expense in the fourth quarter of 2011.
Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	33,183	39,521
Trade and other receivables and other current assets	12,449	13,780
Restricted cash	806	826
Property, plant and equipment	1,964	2,147
Other non-current assets	10,992	11,391
Total assets	59,394	67,665
Payables and other current liabilities	13,701	15,675
Long-term payable (current and non-current portions)	—	30
Warrant liability	4,419	6,176
Non-financial non-current liabilities*	45,235	52,479
Total liabilities	63,355	74,360
Shareholders' deficiency	(3,961)	(6,695)
Total liabilities and shareholders' deficiency	59,394	67,665
_________________________
*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.
The decrease in cash and cash equivalents as at March 31, 2013, as compared to December 31, 2012, is due to the recurring disbursements and other variations in components of our working capital and the relative weakening, as at March 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in trade and other receivables and other current assets as at March 31, 2013, as compared to December 31, 2012, is mainly due to lower trade accounts receivable which in turn are partly explained by earlier than normal cash receipts and by the relative weakening, as at March 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in payables and other current liabilities as at March 31, 2013, as compared to December 31, 2012, is mainly due to a decrease in current portion of deferred revenues predominantly as a result of the recognition of unamortized deferred revenues related to upfront payments received from our licensee partners in connection with perifosine, as mentioned above, to lower trade accounts payable which in turn are partly explained by lower R&D expenses payable, and to the relative weakening, as at March 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.
Our warrant liability decreased from December 31, 2012 to March 31, 2013 predominantly due to the change in fair value pursuant to the periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants, as discussed above.

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The decrease in non-financial non-current liabilities as at March 31, 2013, as compared to December 31, 2012, is mainly due to a decrease in deferred revenues predominantly as a result of the recognition of unamortized deferred revenues related to upfront payments received from our licensee partners in connection with perifosine, as mentioned above and to the relative weakening, as at March 31, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in shareholders' deficiency from December 31, 2012 to March 31, 2013 is mainly attributable to the decrease in our deficit due to the net income and the decrease in accumulated other comprehensive loss due to foreign currency translation gain, as well as the increase in other capital due to the recording of share-based compensation costs.
Financial Liabilities, Obligations and Commitments
We have certain contractual leasing obligations and purchase obligation commitments. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and other R&D programs. The following tables summarize future cash requirements with respect to these obligations.
Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements are as follows:

	As at March 31, 2013
(in thousands)	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,703	(226)	565
1 – 3 years	3,331	(451)	859
4 – 5 years	627	(414)	—
More than 5 years	—	—	—
Total	5,661	(1,091)	1,424

Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

As at March 31,
(in thousands)	2013
$
Less than 1 year	6,751
1 – 3 years	8,592
4 – 5 years	—
More than 5 years	—
Total	15,343

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In accordance with the assumptions used in the employee future benefits obligation calculations as at March 31, 2013, future benefits expected to be paid are as follows:

As at March 31,
(in thousands)	2013
$
Less than 1 year	481
1 – 3 years	1,057
4 – 5 years	1,141
More than 5 years	3,168
Total	5,847
Outstanding Share Data
As at May 7, 2013, we had 25,329,288 common shares issued and outstanding, as well as 2,340,267 stock options outstanding. Warrants outstanding as at May 7, 2013 represented a total of 4,407,410 equivalent common shares.
Capital disclosures
Our objective in managing capital, primarily composed of cash and cash equivalents and shareholders' deficiency, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity through non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. Since 2009, we have raised capital via public equity offerings and drawdowns under various At-the-Market ("ATM") sales programs.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs, as discussed above.
Our cash and cash equivalents amounted to $33.2 million as at March 31, 2013, compared to $39.5 million as at December 31, 2012. As at March 31, 2013, cash and cash equivalents included €4.5 million, denominated in euro.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of March 31, 2013.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital.
The variations in our liquidity by activity are explained below.
Operating Activities
Cash flows used in operating activities were $5.9 million for the three-month period ended March 31, 2013, compared to $8.4 million of cash flows used during the same period in 2012. The decrease in cash used in operating activities for the three-month period ended March 31, 2013 as compared to the same period in 2012 is mainly related to lower disbursements with respect to our R&D activities, as well as to lower trade accounts payable and income tax settlements.

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First Quarter MD&A - 2013

We expect net cash used in operating activities to increase in the second quarter of 2013, as compared to the first quarter of 2013, mainly due to the recent change to our management, which will trigger a termination benefits payment of approximately $1.4 million.
Financing Activities
Cash flows provided by financing activities decreased to $nil for the three-month period ended March 31, 2013, as compared to $6.8 million for the same period in 2012, primarily due to net proceeds received in the first quarter of 2012 from the drawdowns under our January 2012 ATM program.
Critical Accounting Policies, Estimates and Judgments
The policies applied in our interim consolidated financial statements are based on IFRS issued and outstanding as of May 7, 2013, which is the date on which our Board of Directors approved such unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2013 could result in the restatement of the corresponding interim unaudited consolidated financial statements.
Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and to apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In preparing our interim consolidated financial statements, the significant judgments we made in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010, except as disclosed in note 10 – Licensing revenues to our interim consolidated financial statements.
Recent Accounting Pronouncements
Adopted in 2013
The Company applied for the first time in 2013 certain IFRSs and amendments which do not impact the annual or interim consolidated financial statements of the Company.
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.
In May 2011, the IASB issued IFRS 11, Joint Arrangements ("IFRS 11"), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.
In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not

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determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits ("IAS 19"), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
Not yet adopted
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 Amendment includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.
Outlook for the remainder of 2013
AEZS-108
We expect to advance our Phase 3 study in endometrial cancer under an SPA recently granted by the FDA. Patient recruitment is expected to be initiated.
We expect to continue our Phase 2 studies in triple-negative breast cancer and refractory bladder cancer.
We expect to continue the Phase 2 study in castration- and taxane-resistant prostate cancer, for which the investigator of this study was awarded a grant from the National Institutes of Health ("NIH").
We expect to continue our companion diagnostic program.
AEZS-130
We expect to submit our NDA for AEZS-130 as an oral diagnostic test for AGHD in the U.S.
We expect to continue the Phase 2A study in cancer-induced cachexia, which is conducted under a Cooperative Research Development Agreement ("CRADA") with the Michael E. Debakey Veterans Affairs Medical Center, which is funding this study.
AEZS-120
We expect to initiate a Phase 1 study in prostate cancer.
Revenue Expectations
As mentioned above, we are evaluating the impact that the Cetrotide® Transactions may have on our consolidated financial statements including the determination as to whether or not the presentation on a gross basis in the statement of comprehensive income (loss) of revenues with respect to Cetrotide® remains still appropriate.

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R&D Expenses
During 2013, as described above, we expect to continue to focus our R&D efforts mainly on our later-stage compounds, namely AEZS-108 and AEZS-130. We anticipate that earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we currently expect our R&D expenses to total between $21 million and $23 million for the year 2013, as compared to $20.6 million in 2012.
Taking into account our recent Cetrotide® Transactions and co-development and profit-sharing agreement with Ergomed, as well as the initiation of a Phase 3 trial with AEZS‑108 in endometrial cancer, the discontinuance of perifosine Phase 3 programs and the recent change to our management, we now expect that our overall operating burn in 2013 will be close to $26 million.
Financial Risk Factors and Other Instruments
Fair value risk
The change in fair value of our warrant liability, which is measured at Fair Value through Profit or Loss ("FVTPL"), results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying interim consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in our common share closing price, which has ranged from $1.88 to $3.23 on NASDAQ during the three-month period ended March 31, 2013.
If market price variations of -10% and +10% were to occur, the impact on our net income (loss) for warrant liability held at March 31, 2013 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	4,419	558	(582)
Total impact on net income - increase / (decrease)		558	(582)

Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the euro could have a potentially significant impact on our results of operations.

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If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1=US$1.2837 and of EUR1=CA$1.3042 were to occur, the impact on our net income (loss) for each category of financial instruments held at March 31, 2013 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	20,944	1,047	(1,047)
Warrant liability	4,419	(221)	221
Total impact on net income – increase / (decrease)		826	(826)

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	6,438	322	(322)
Total impact on net income – increase / (decrease)		322	(322)

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our liabilities, obligations and existing commitments as they fall due for the ensuing twelve months. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue to operate beyond March 31, 2014 and fund our activities is dependent on our ability to secure additional funds which may be completed in a number of ways including but not limited to licensing deals, partnerships, share and other equity issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "A3" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure we invest our cash in creditworthy and reputable financial institutions.
As at March 31, 2013, trade accounts receivable for an amount of approximately $5.9 million were with one customer.
As at March 31, 2013, no trade accounts receivable were past due or impaired.

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Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
We did not enter into transactions with any related parties during the three-month period ended March 31, 2013.
As at March 31, 2013, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

▪	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

▪
We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

▪
Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

▪
We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

▪
We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

▪
There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

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Risks Associated with Cash Flows and Financial Resources
Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.
However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.
Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in U.S. dollars, fluctuations in the U.S. dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.
Risks Associated with Impairment of Intangible Assets
We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets' book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company's fair value could result in an impairment of goodwill.
Risks Associated with Key Personnel
Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.
Volatility of Share Prices
The market price of our common shares is subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and

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biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.
Delisting Risk
There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.
Risk Associated with Holding Company Structure
Aeterna Zentaris Inc. is a holding company and a substantial portion of our assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.
Risk Associated with Pledge on Rights to Cetrotide®
On November 11, 2008, Zentaris IVF ("IVF"), our German subsidiary, AEZS Germany, and Aeterna Zentaris signed a purchase agreement (the "Purchase Agreement") with HRP for the sale to HRP of IVF's rights to royalties on future net sale of Cetrotide®, covered by a license agreement with Merck Serono.
All existing and future shares of our subsidiary holding rights to Cetrotide® have been pledged to an affiliate of HRP. If we were to default on certain payments or other material obligations owed to HRP, or upon the commencement of insolvency proceedings by or against us, HRP could realize its interest and we would lose our ability to derive revenues from royalties derived indirectly from net sales of Cetrotide®.
Our revenues are derived primarily from sales and royalties, as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed globally (ex-Japan) by Merck Serono for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from Merck Serono's net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale (or monetization) by IVF of the underlying future royalty stream to HRP.
Pursuant to the Purchase Agreement, AEZS Germany entered into a pledge agreement with an affiliate of HRP granting a pledge to such affiliate (the "Pledge") over all existing and future shares of the capital of IVF and all ancillary rights pertaining thereto (other than voting rights), including monetary claims (the "Pledged Shares"). The Pledge will expire when all obligations, which are or become due, owing or payable to HRP or its assignee under or in connection with the Purchase Agreement, have been fully and finally satisfied and discharged.
In the event we were to default on certain of our payment or other material obligations owed to HRP under the Purchase Agreement, or in the event any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar proceeding, domestic or foreign, is instituted by or against Aeterna Zentaris Inc., or if any of Aeterna Zentaris Inc., AEZS Germany or IVF becomes insolvent as described in the Purchase Agreement, or if any corporate action, legal proceeding or other procedure is taken in relation to the suspension of payments, winding-up, dissolution, administration or reorganization of Aeterna Zentaris Inc. or any subsidiary, HRP's affiliate could realize its interest in the Pledged Shares, subject to prior compliance with the German Civil

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Code with regard to the enforcement of pledges, and it may sell the Pledged Shares or otherwise dispose of such shares. If such affiliate were to realize its interest in the Pledged Shares, it would have a material adverse impact on our business, as we would lose our ability to derive revenues from royalties derived from Merck Serono's net sales of Cetrotide®. In addition, in the event of any bankruptcy or insolvency event relating to or involving any of Aeterna Zentaris Inc., AEZS Germany or IVF, the rights related to Cetrotide® would not be available to either Aeterna Zentaris Inc. or our common shareholders as IVF would no longer be a subsidiary of Aeterna Zentaris Inc.
Risk Associated with Class Action Lawsuit
On December 21, 2012, a second amended securities class action complaint ("SASCAC") was filed in the purported class action lawsuit initially filed in June 2012 against the Company and certain of its senior officers in the United States District Court, Southern District of New York. On February 1, 2013, the Company and the senior officer defendants filed a motion to dismiss the SASCAC. This motion was fully briefed as of April 5, 2013. This lawsuit, alleging material misrepresentations or omissions under U.S. federal securities laws, is being prosecuted by a lead plaintiff on behalf of shareholders who acquired the Company's common shares between June 1, 2009 and April 1, 2012 and does not claim a specified amount of damages.
We have not recorded any liability related to these matters. Our directors' and officers' insurance policy provides for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. We continue to believe that there is no basis for the lawsuit and we intend to continue to defend ourselves vigorously. However, no assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.
A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and investors are urged to consult such risk factors.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at March 31, 2013.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
On behalf of management,

Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
May 7, 2013

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Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at March 31, 2013 and for the three-month periods ended
March 31, 2013 and 2012
(presented in thousands of US dollars)

(1)

Aeterna Zentaris Inc.
Interim Consolidated Financial Statements
(Unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders' Deficiency	4
Interim Consolidated Statements of Comprehensive Income (Loss)	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	March 31, 2013	December 31, 2012
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 4)	33,183	39,521
Trade and other receivables (note 5)	6,672	7,993
Inventory (note 6)	3,141	4,084
Prepaid expenses and other current assets	2,636	1,703
	45,632	53,301
Restricted cash	806	826
Property, plant and equipment	1,964	2,147
Other non-current assets	788	797
Identifiable intangible assets	989	1,128
Goodwill	9,215	9,466
	59,394	67,665
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	9,711	10,440
Current portion of deferred revenues (note 10)	3,990	5,235
Current portion of long-term payable	—	30
	13,701	15,705
Deferred revenues (note 10)	27,859	34,663
Warrant liability (note 8)	4,419	6,176
Employee future benefits	16,832	17,231
Provision and other non-current liabilities	544	585
	63,355	74,360
SHAREHOLDERS' DEFICIENCY
Share capital (note 9)	122,791	122,791
Other capital	84,500	83,892
Deficit	(211,200)	(213,086)
Accumulated other comprehensive loss	(52)	(292)
	(3,961)	(6,695)
	59,394	67,665
Contingency (note 19)
Subsequent events (note 20)
The accompanying notes are an integral part of these interim consolidated financial statements.
Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

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Aeterna Zentaris Inc.
Interim Consolidated Statements of Changes in Shareholders' Deficiency
For the three-month periods ended March 31, 2013 and 2012
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$
Balance - January 1, 2013	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	1,886	—	1,886
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	240	240
Comprehensive income		—	—	1,886	240	2,126
Share-based compensation costs		—	608	—	—	608
Balance - March 31, 2013	25,329,288	122,791	84,500	(211,200)	(52)	(3,961)

(Unaudited)	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(11,451)	—	(11,451)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(255)	(255)
Comprehensive loss		—	—	(11,451)	(255)	(11,706)
Share issuances in connection with "At-the-Market" drawdowns (note 9)	594,245	6,149	—	—	—	6,149
Share issuances pursuant to the exercise of warrants (note 8)	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 9)	24,249	435	(230)	—	—	205
Share-based compensation costs		—	402	—	—	402
Balance - March 31, 2012	18,131,226	109,287	82,499	(200,420)	(43)	(8,677)
_________________________
1    Issued and paid in full.

[2]	Adjusted to reflect the October 2, 2012 6-to-1 share consolidation (see – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation).

The accompanying notes are an integral part of these interim consolidated financial statements.

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Aeterna Zentaris Inc.
Interim Consolidated Statements of Comprehensive Income (Loss)
For the three-month periods ended March 31, 2013 and 2012
(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2013	2012
	$	$
Revenues
Sales and royalties	10,209	8,308
License fees and other (note 10)	6,390	1,202
	16,599	9,510
Operating expenses
Cost of sales	8,684	7,513
Research and development costs, net of refundable tax credits and grants	4,401	5,572
Selling, general and administrative expenses	3,794	3,213
	16,879	16,298
Loss from operations	(280)	(6,788)
Finance income (note 12)	2,166	76
Finance costs (note 12)	—	(4,739)
Net finance income (costs)	2,166	(4,663)
Income (loss) before income taxes	1,886	(11,451)
Income tax expense	—	—
Net income (loss)	1,886	(11,451)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	240	(255)
Comprehensive income (loss)	2,126	(11,706)
Net income (loss) per share (note 1 and note 16)
Basic	0.07	(0.65)
Diluted	0.07	(0.65)
Weighted average number of shares outstanding (note 1 and note 16)
Basic	25,329,288	17,669,474
Diluted	25,330,128	17,669,474

The accompanying notes are an integral part of these interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2013 and 2012
(in thousands of US dollars)

(Unaudited)	Three months ended March 31,
	2013	2012
	$	$
Cash flows from operating activities
Net income (loss)	1,886	(11,451)
Items not affecting cash and cash equivalents
Change in fair value of warrant liability (note 8)	(1,757)	4,037
Depreciation and amortization	264	293
Share-based compensation costs (note 9 and note 11)	608	402
Employee future benefits	59	92
Amortization of deferred revenues (note 10)	(7,086)	(1,344)
Foreign exchange (gain) loss on items denominated in foreign currencies	(355)	622
Amortization of prepaid expenses and other non-cash items	872	1,311
Changes in operating assets and liabilities (note 13)	(342)	(2,354)
Net cash used in operating activities	(5,851)	(8,392)
Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $192 in 2012	—	6,205
Proceeds from the exercise of share purchase warrants (note 8)	—	437
Proceeds from the exercise of stock options (note 9)	—	205
Repayment of long-term payable	(31)	(28)
Net cash (used in) provided by financing activities	(31)	6,819
Cash flows from investing activities
Purchase of property, plant and equipment	(22)	(46)
Net cash used in investing activities	(22)	(46)
Effect of exchange rate changes on cash and cash equivalents	(434)	321
Net change in cash and cash equivalents	(6,338)	(1,298)
Cash and cash equivalents – Beginning of period	39,521	46,881
Cash and cash equivalents – End of period	33,183	45,583
Cash and cash equivalents components:
Cash	11,567	9,633
Cash equivalents	21,616	35,950
	33,183	45,583

The accompanying notes are an integral part of these interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a biopharmaceutical company specializing in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The Company benefits from strategic collaborators and licensee partners to contribute to the development of its pipeline of product candidates and to establish commercial activities in specific territories.
Liquidity risk
Over the years, the Company has incurred recurring operating losses having invested significantly in its R&D activities as well as supporting its general and administrative expenses. It has financed its operations through different sources; including the issuance of common shares and the conclusion of strategic alliances with licensee partners. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 14 – Capital disclosures and note 15(b) – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying interim condensed consolidated financial statements as at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (the "interim consolidated financial statements"), which are unaudited, include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the parent company of the Group and represents the ultimate parent of the Group.
The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Québec, Canada, G1P 4P5.
The Company's common shares are listed on both the Toronto Stock Exchange and the NASDAQ Global Market (the "NASDAQ").
Share consolidation (reverse stock split)
On October 2, 2012, the Company effected a consolidation of its issued and outstanding common shares on a 6-to-1 basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these interim consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
Basis of preparation
These interim consolidated financial statements for the three-month period ended March 31, 2013 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim financial reporting. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these interim consolidated financial statements are consistent with those of the previous financial year.
These interim consolidated financial statements were approved by the Company's Board of Directors on May 7, 2013.

(7)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The accompanying interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability derivative, which is measured at fair value through profit or loss ("FVTPL").
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 2 – Critical accounting estimates and judgments.

2	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and to apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In preparing these Interim Consolidated Financial Statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010, except as disclosed in note 10 – Licensing revenues.

3	Recent accounting pronouncements
Adopted in 2013
The Company applied for the first time in 2013 certain IFRSs and amendments which do not impact the annual or interim consolidated financial statements of the Company.
.In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.
In May 2011, the IASB issued IFRS 11, Joint Arrangements ("IFRS 11"), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.
In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

(8)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits ("IAS 19"), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
Not yet adopted
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 Amendment includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.

4	Cash and cash equivalents

	As at March 31,	As at December 31,
	2013	2012
	$	$
Cash on hand and balances with banks	11,567	15,441
Short-term interest-bearing deposits	21,616	24,080
	33,183	39,521

5	Trade and other receivables

	As at March 31,	As at December 31,
	2013	2012
	$	$
Trade accounts receivable	5,879	7,323
Value added tax	416	428
Other	377	242
	6,672	7,993

(9)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Inventory

	As at March 31,	As at December 31,
	2013	2012
	$	$
Raw materials	1,640	1,691
Work in progress	1,445	1,931
Finished goods	56	462
	3,141	4,084

7	Payables and accrued liabilities

	As at March 31,	As at December 31,
	2013	2012
	$	$
Trade accounts payable	5,990	6,671
Salaries, employment taxes and benefits	584	707
Accrued R&D costs	1,524	1,530
Accrued Cetrotide® services and deliveries	707	434
Other accrued liabilities	906	1,098
	9,711	10,440

8	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Three months ended March 31,
2013
$
Balance – Beginning of period*	6,176
Change in fair value of share purchase warrants	(1,757)
4,419
Less: current portion	—
Balance – End of period	4,419
_________________________
* Includes current portion of $0 and non-current portion of $6,176.

(10)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants is provided below.

	Three months ended March 31,		Year ended December 31,
	2013		2012
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	4,407,410	5.14	1,511,179	8.62
Granted	—	—	2,970,000	3.45
Exercised	—	—	(52,383)	8.24
Expired	—	—	(21,386)	9.00
Balance – End of period	4,407,410	5.14	4,407,410	5.14

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at March 31, 2013.

		October 2009 Investor Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants	October 2012 Investor Warrants
Number of equivalent shares		122,221	740,737	530,424	44,028	2,970,000
Market-value per share price		1.88	1.88	1.88	1.88	1.88
Exercise price		7.50	9.00	8.24	10.29	3.45
Risk-free annual interest rate	(a)	0.20%	0.31%	0.27%	0.27%	0.68%
Expected volatility	(b)	116.62%	98.55%	102.66%	103.06%	108.71%
Expected life (years)	(c)	1.56	2.55	2.22	2.21	4.55
Expected dividend yield	(d)	0.00%	0.00%	0.00%	0.00%	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has neither paid dividends in the past nor does it intend to pay dividends in the foreseeable future.
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13 and as discussed in note 15 – Financial instruments and financial risk management.

9	Share capital
The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
On October 2, 2012, the Company effected a share consolidation of its issued and outstanding common shares on a 6-to-1 basis. Therefore, the 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share

(11)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information has been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the period presented.
Stock options
The following table summarizes the activity under the Company's stock option plan.

	Three months ended				Year ended
	March 31, 2013				December 31, 2012
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number		Weighted average exercise price (US$)
Balance – Beginning of period	727,875	12.71	1,328,492	4.27	1,031,328	14.99	287,950		11.59
Granted	—	—	—	—	—	—	1,060,445	*	2.40
Exercised	—	—	—	—	(25,582)	8.51	—		—
Forfeited	(4,100)	6.53	(12,000)	3.20	(57,437)	15.07	(19,903)		10.44
Expired	—	—	—	—	(220,434)	23.22	—		—
Balance – End of period	723,775	12.75	1,316,492	4.28	727,875	12.71	1,328,492		4.27
_________________________
* During the year 2012, under the Company's stock option plan and in addition to the stock options granted to employees, the Company granted 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options will vest upon the closing of a certain strategic alliance transaction and will expire ten years after the grant date. Among the 66,666 stock options, 33,333 vested upon signature of the service agreement and the remainder vested 90 days later. These 66,666 stock options will expire five years after the grant date.

10	Licensing revenues
On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co., Ltd. ("Yakult") for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). The Company applied the provisions of IAS 18, Revenue, and deferred and amortized the non-refundable gross upfront payment on a straight-line basis through the estimated end of the life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM"), which was assumed to be until the estimated expiry date of the applicable valid patent considering a five-year extension, or until July 2018.
On April 1, 2012, following disclosure of the results of the Phase 3 study of perifosine in CRC, the Company discontinued the perifosine program in that indication. Furthermore, during March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, the Company also discontinued the development of perifosine in the MM indication.
Based on these events, Management considers that the Company no longer has contractual obligations in perifosine for the aforementioned indications and accordingly recognized the revenue previously deferred related to the above licensing agreement, or $5,860,000, within License fees and other in the accompanying consolidated statement of comprehensive income (loss) for the three-month period ended March 31, 2013.

(12)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11	Employee benefits expenses
The Company's employee benefits expenses include the following:

	Three months ended March 31,
	2013	2012
	$	$
Salaries, employment taxes and short-term benefits	2,707	3,036
Employee future benefits	199	217
Share-based compensation costs	536	402
Total employee benefits expenses	3,442	3,655

12	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Three months ended March 31,
	2013	2012
	$	$
Finance income
Change in fair value of warrant liability	1,757	—
Net gains due to changes in foreign currency exchange rates	362	—
Interest income	47	76
	2,166	76
Finance costs
Change in fair value of warrant liability	—	(4,037)
Net losses due to changes in foreign currency exchange rates	—	(702)
	—	(4,739)
	2,166	(4,663)

(13)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13	Supplemental disclosure of cash flow information

	Three months ended March 31,
	2013	2012
	$	$
Changes in operating assets and liabilities
Trade and other receivables	1,127	1,389
Inventory	858	(136)
Prepaid expenses and other current assets	(1,873)	(1,995)
Other non-current assets	(59)	(102)
Payables and accrued liabilities	(413)	(1,251)
Provision and other non-current liabilities	18	—
Income taxes	—	(259)
	(342)	(2,354)
During the three-month period ended March 31, 2012, the Company paid approximately $259,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement with Yakult.

14	Capital disclosures
The Company's objective in managing capital, primarily composed of cash and cash equivalents and shareholders' deficiency, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has raised capital via public equity offerings and drawdowns under various At-the-Market ("ATM") sales programs. See also note 20 – Subsequent events.
As at March 31, 2013, the Company's working capital amounted to $35,921,000, including cash and cash equivalents of $33,183,000. The accumulated deficit at the same date was $211,200,000. Based on the Company's assessment, which took into account current cash levels, as well as its strategic plan and corresponding budgets and forecasts, the Company believes that it has sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of March 31, 2013. See note 15(b) – Financial instruments and financial risk management – Liquidity risk.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development pipeline.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(14)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Financial instruments and financial risk management
Financial assets (liabilities) as at March 31, 2013 and December 31, 2012 are presented below.

March 31, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	33,183	—	—	33,183
Trade and other receivables (note 5)	6,672	—	—	6,672
Restricted cash	806	—	—	806
Payables and accrued liabilities (note 7)	—	—	(9,616)	(9,616)
Warrant liability (note 8)*	—	(4,419)	—	(4,419)
Other non-current liabilities	—	—	(130)	(130)
	40,661	(4,419)	(9,746)	26,496
_________________________
* Includes current and non-current portions.

December 31, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	39,521	—	—	39,521
Trade and other receivables (note 5)	7,993	—	—	7,993
Restricted cash	826	—	—	826
Payables and accrued liabilities (note 7)	—	—	(10,346)	(10,346)
Long-term payable*	—	—	(30)	(30)
Warrant liability (note 8)*	—	(6,176)	—	(6,176)
Other non-current liabilities	—	—	(149)	(149)
	48,340	(6,176)	(10,525)	31,639
_________________________
* Includes current and non-current portions.
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

(15)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities, long-term payable and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents (note 4), trade and other receivables (note 5) and restricted cash. The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "A3" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure it invests its cash in creditworthy and reputable financial institutions.
As at March 31, 2013, trade accounts receivable for an amount of approximately $5,879,000 were with one customer.
As at March 31, 2013, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital disclosures section (note 14), the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
Management of the Company believes that it has sufficient funds to pay its ongoing general and administrative expenses, to pursue its R&D activities and to meet its liabilities, obligations and existing commitments for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, managements takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 14 – Capital disclosure. The Company's ability to continue future operations beyond March 31, 2014 and fund its activities is dependent on management's ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships and share issuance. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

(16)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.88 to $3.23 during the three-month period ended March 31, 2013.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at March 31, 2013 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	4,419	558	(582)
Total impact on net income – increase / (decrease)		558	(582)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.2837 and of EUR1=CA$1.3042 were to occur, the impact on the Company's net income (loss) for each category of financial instruments held at March 31, 2013 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	20,944	1,047	(1,047)
Warrant liability	4,419	(221)	221
Total impact on net income – increase / (decrease)		826	(826)

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	6,438	322	(322)
Total impact on net income – increase / (decrease)		322	(322)

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16	Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Three months ended March 31,
	2013	2012
	$	$
Net income (loss)	1,886	(11,451)
Basic weighted average number of shares outstanding	25,329,288	17,669,474
Dilutive effect of stock options	840	188,063
Dilutive effect of share purchase warrants	—	73,113
Diluted weighted average number of shares outstanding	25,330,128	17,930,650
Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	1,264,487	609,945
Warrants (number of equivalent shares)	4,407,410	4,699

For the three-month period ended March 31, 2012, the diluted net (loss) income per share was the same as the basic net (loss) income per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares was anti-dilutive. Accordingly, the diluted net income (loss) per share for this period was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as public equity offerings and ATM drawdowns.

17	Compensation of key management
Compensation awarded to key management* included:

	Three months ended March 31,
	2013	2012
	$	$
Salaries and short-term employee benefits	574	641
Post-employment benefits	22	37
Share-based compensation cost	297	244
	893	922
_________________________
* Key management includes the Company's directors and members of the Executive Committee.
The employment agreements between the Company and its executive officers generally provide that, if the Company were to terminate their employment without cause or following a change of control, they would be entitled to termination benefits of between 12 and 36 months of their then applicable base salary, an amount equivalent to between 100% and 200% of their annual bonus received (or their eligible bonus, in case of change of control) for the most recently completed year and an amount equivalent to between 12 and 18 months of the cost of the other benefits to which they are entitled. See also note 20 – Subsequent events.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18	Segment information
The Company operates in a single operating segment, namely the biopharmaceutical segment.

19	Contingency
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at the end of the periods presented.
Class Action Lawsuit
On December 21, 2012, a second amended securities class action complaint ("SASCAC") was filed in the purported class action lawsuit initially filed in June 2012 against the Company and certain of its senior officers in the United States District Court, Southern District of New York. On February 1, 2013, the Company and the senior officer defendants filed a motion to dismiss the SASCAC. This motion was fully briefed as of April 5, 2013. This lawsuit, alleging material misrepresentations or omissions under U.S. federal securities laws, is being prosecuted by a lead plaintiff on behalf of shareholders who acquired the Company's common shares between June 1, 2009 and April 1, 2012 and does not claim a specified amount of damages.
The Company has not recorded any liability related to these matters. The Company's directors' and officers' insurance policy provides for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. The Company continues to believe that there is no basis for the lawsuit and it intends to continue to defend itself vigorously. However, no assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.

20	Subsequent events
AEZS-108 (Doxorubicin Peptide Conjugate)
In April 2013, AEZS Germany entered into a co-development and profit sharing agreement with Ergomed Clinical Research Ltd. ("Ergomed") as the contract clinical development organization for the Company's Phase 3 trial of AEZS-108 in endometrial cancer. Under the terms of the agreement, Ergomed will assume 30% (up to $10 million) of the clinical and regulatory costs for this trial, which are estimated at approximately $30 million over the course of the study. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by the Company for AEZS-108 in this indication, up to a specified maximum amount.
Appointment of New President and CEO
On April 15, 2013, the Company appointed a new President and Chief Executive Officer ("CEO"). The new President and CEO was also appointed to the Company's Board of Directors.
In accordance with his employment agreement, the new President and CEO was initially granted 300,000 stock options at an exercise price of $1.98 per share under the Company's stock option plan.
Also per the employment agreement, as a retention bonus, the Company's new President and CEO was granted 375,000 share appreciation rights ("SARs"), pursuant to which he will be entitled to receive a future cash payment, if he remains employed through a certain date. The retention bonus will be based on the increase in the Company's share price from $1.98 over a specified period of time. 175,000 SARs will vest on December 31, 2014 and 200,000 SARs will vest on December 31, 2015.
Following the termination of his employment, the former President and CEO was entitled to receive termination benefits in an amount of approximately $1,400,000. In addition, the former President and CEO was permitted to retain all of his stock options, which under IFRS 2, Share-based payment, represents a modification to the terms of the existing stock options granted in a share-based payment transaction, allowing such stock options to expire at the original expiry date, based on the original date of grant. As a result of this modification, an amount of $633,000, which corresponds to the compensation cost related to unvested stock options not yet recognized immediately before the modification and to the incremental fair value of the stock options measured by comparing the stock options immediately before and immediately after the modification date, will be recognized as selling, general and administrative expenses in the second quarter.
Cetrotide® Manufacturing Rights
In April 2013, the Group entered into binding agreements with various partners and licensees with respect to the manufacturing rights and obligations for Cetrotide®, currently marketed for in vitro fertilization. The principal effect of such agreements is to transfer the manufacturing rights and to grant a manufacturing license for Cetrotide® to a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono"), in all jurisdictions (the "Cetrotide® Transactions"). The Cetrotide® Transactions are expected to be completed on or about October 1, 2013, at which time Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany, would receive a one-time payment of €2.5 million, or approximately $3.2 million, as well as certain other payments related to current assets and equipment to be transfered. In addition, AEZS Germany and Zentaris IVF GmbH also entered into a transitional services agreement with Merck Serono under which the Company will, during a 36-month period, provide various transition services to assist Merck Serono in assuming responsibility for the manufacturing of Cetrotide® in consideration for the payment of a monthly fee to Zentaris IVF GmbH throughout such period. The Company had previously monetized the royalty stream related to Cetrotide® in November 2008 in a transaction with HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.). The Company is evaluating the impact that the Cetrotide® Transactions may have on its consolidated financial statements including the determination as to whether or not the presentation on a gross basis in the statement of comprehensive income (loss) of revenues and cost of sales with respect to Cetrotide® remains appropriate.

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